SECOND AMENDMENT TO VOTING AGREEMENT

THIS SECOND AMENDMENT TO VOTING AGREEMENT (the "Amendment") is made as of this 1st day of September 2020, by and between **Luxury Camping Inc.**, (the "Company"), and the holders of Common Stock and Preferred Stock of the Company who have signed this Amendment (or agreed to be bound by the terms of the Agreement and this Amendment in a separate writing).

WITNESSETH:

WHEREAS, Company and the holders of Series A Preferred Stock of the Company entered into a Voting Agreement dated as of June 16, 2016 (the "Agreement") (capitalized terms used herein which are not otherwise defined shall have the definitions set forth in the Agreement); and

WHEREAS, the Agreement was amended pursuant to that certain First Amendment to Voting Agreement dated on or about January 10, 2018 to add the holders of the Series B Preferred Stock to the Agreement; and

WHEREAS, the Company will be selling Series C Preferred Stock and the Company and the holders of the Series C Preferred Stock desire that such holders of the Series B Preferred Stock be added as parties to the Agreement and to otherwise amend the Agreement pursuant to the terms hereto.

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree that the Agreement shall be amended, and other terms shall be agreed upon between the parties, as follows:

1. **Amendments to Agreement**. The Agreement shall be amended as follows:

(a) The definition of "Preferred Stock" in the Agreement shall be updated to include both the Series A Preferred Stock of the Company, the Series B Preferred Stock and the Series C Preferred Stock of the Company;

(b) The definition of "Purchase Agreement" shall include that Stock Purchase Agreement by which the Company sold Series A Preferred Stock as well as that Stock Purchase Agreement by which the Company sells Series B Preferred Stock as well as that Subscription Agreement by which the Company sells Series C Preferred Stock; and

(c) That the purchasers of Series C Preferred Stock be joined as parties to the Agreement, be deemed an "Investor" and listed on Exhibit B to the Agreement.

2. **Ratification.** Except as amended by the terms of this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

COMPANY SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed on the day and year first above written.

Luxury Camping Inc.

By: ______________________________________
Robert Frisch

SHAREHOLDER SIGNATURE PAGE

SHAREHOLDER SIGNATURE

1. IF ENTITY

Name: ______________________________________

By: ____
Name of Signatory:
Title of Signatory:

2. IF INDIVIDUAL

Name: ___________________________________

____
Signature